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Filed by UnitedGlobalCom, Inc. pursuant to
Rule 425 under the Securities Act of 1933

Subject Company: UGC Europe, Inc.
Commission File No. 333-109496

For Immediate Release

UnitedGlobalCom Increases Exchange Ratio and
Amends Other Terms of Exchange Offer for UGC Europe Shares

Denver, Colorado—November 12, 2003: UnitedGlobalCom, Inc. ("United" or "the Company") (Nasdaq: UCOMA) announced today that it is amending its exchange offer for all of the outstanding publicly held shares of UGC Europe, Inc. ("UGC Europe") (Nasdaq: UGCE) to increase the exchange ratio to 10.3 shares of United's Class A common stock for each share of UGC Europe common stock validly tendered and not withdrawn. Under the amended terms of the exchange offer, the minimum tender condition (which required the tender of a majority of UGC Europe shares not held by United and certain of its affiliates) has been increased so that United now may only complete the exchange offer if enough UGC Europe shares are tendered such that United and its subsidiaries collectively own at least 90% of the outstanding UGC Europe common stock after consummation of the exchange offer. In addition, United has committed to consummate a back-end short-form merger following the completion of the exchange offer. The exchange offer has been extended to remain open until 5:00 p.m., New York City time, on Thursday, December 18, 2003.

United also announced that, in connection with the revisions of the terms of the exchange offer, it has entered into an agreement with its majority stockholder, Liberty Media Corporation ("Liberty"), pursuant to which Liberty has agreed to certain limitations on the exercise of its preemptive rights to acquire additional shares of United's Class A common stock that have the effect of capping Liberty's ability to exercise preemptive rights to increase its ownership percentage of the Company's capital stock beyond the lower of 55% (or in limited circumstances, 60%) and its then-current ownership percentage.

About the Exchange Offer

United reported that, as of November 12, 2003, 373,661 shares of UGC Europe common stock have been tendered and not withdrawn, representing approximately 0.7466% of the outstanding UGC Europe common stock. United currently owns approximately 66.75% of the outstanding UGC Europe common stock. If the exchange offer is successfully completed, United will effect a "short form" merger of UGC Europe and a wholly-owned subsidiary of United, by which United would acquire the remaining shares for the same consideration.

The Company intends to file amended offering documents with the Securities and Exchange Commission ("SEC") shortly describing the revised terms of the exchange offer.

Notice For UGC Europe Stockholders

United intends to file with the SEC an amendment to its Registration Statement on Form S-4 (File No. 333-109496) containing an amended prospectus relating to the exchange offer, and intends that Europe Acquisition, Inc., its wholly-owned subsidiary which is offering to exchange the shares of UGC Europe, will file an amendment to its Schedule TO. UGC EUROPE STOCKHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ UNITED'S AMENDED PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Materials filed with the SEC will be available electronically without charge at an Internet site maintained by the SEC. The address of that site is http://www.sec.gov. Documents filed with the SEC may be obtained from United without charge by directing a request to Richard Abbott, Vice President of Finance, UnitedGlobalCom, Inc., 4643 S. Ulster Street, Suite 1300, Denver, CO 80237.

When available, the amended offer documents will be disseminated to holders of UGC Europe common stock and will be available at no charge from the information agent for the offer.

Notice for United Stockholders

United and its directors and executive officers may be deemed to be participants in the solicitation of proxies from United's stockholders in connection with the special meeting of stockholders to be held to approve the issuance of the Class A Common Stock in the exchange offer and planned merger. Information concerning United's directors and executive officers and their direct and indirect interests in the transaction is set forth in United's preliminary proxy statement filed with the SEC relating to the special meeting of stockholders and the prospectus contained in the registration statement on Form S-4 filed with the SEC relating to the exchange offer. United expects to file shortly with the SEC an amended proxy statement and registration statement. Materials filed with the SEC are available electronically without charge at an Internet site maintained by the SEC. The address of that site is http://www.sec.gov. Documents filed with the SEC also may be obtained from United without charge by directing a request to Richard Abbott, Vice President of Finance, UnitedGlobalCom, Inc., 4643 S. Ulster Street, Suite 1300, Denver, CO 80237

UNITED'S STOCKHOLDERS SHOULD READ THE PROXY STATEMENT AND OTHER RELEVANT DOCUMENTS CAREFULLY BEFORE MAKING ANY VOTING DECISION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

About UnitedGlobalCom

United is the largest international broadband communications provider of video, voice, and Internet services with operations in numerous countries. Based on the Company's operating statistics at September 30, 2003, United's networks reached approximately 12.6 million homes passed and 9.0 million RGUs, including approximately 7.4 million video subscribers, 717,900 voice subscribers, and 868,000 high speed Internet access subscribers. United's major operating subsidiaries include UGC Europe, Inc. (UGC Europe)(Nasdaq: UGCE), a leading pan-European broadband communications company; and VTR GlobalCom, S.A. (VTR), the largest broadband communications provider in Chile.

For further information contact:

  Richard S. L. Abbott—VP, Finance
  Phone: (303) 220-6682
  Email: rabbott@unitedglobal.com

Please visit our web site at www.unitedglobal.com for further information about the company.

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UnitedGlobalCom Increases Exchange Ratio and Amends Other Terms of Exchange Offer for UGC Europe Shares